Filed pursuant to Rule 497(a)
File No. 333-281077
Rule 482ad

The public ticker for private tech℠

VCX intends to be a NYSE-listed public venture fund that gives you access to top private tech companies, from AI to space exploration, in a single investment.

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DEMOCRATIZING VENTURE CAPITAL

Everyday Americans are getting locked out of a once-in-a-generation wealth event

For generations, everyday Americans could be part of the companies that were driving the country forward.

However today, the most important technology companies are staying private longer, which means everyday investors are being left behind.

VCX changes that, giving individuals the ability to invest in tomorrow's great technology companies today.

About VCX

Overview

The Fundrise Innovation Fund (Ticker: VCX) is designed to deliver long-term growth from a diversified portfolio of technology companies. The fund is focused on investing in potentially high-growth private technology businesses.

VCX takes a "multi-stage" approach, investing across the lifecycle of a private company – from early to late stage and continuing to hold after any potential IPOs. The fund invests across thematic sectors including artificial intelligence (AI) and machine learning (ML), data infrastructure, vertical and horizontal software, and other categories with attractive long-term growth potential.

FUND DETAILS	as of 2/15/26
Ticker	VCX
Listing venue	NYSE
Advisor	Fundrise Advisors
Inception date	July 2022
Net asset value	$542.4M
Annual management fee	1.85%

Portfolio

Portfolio construction is actively ongoing and specific percentages are expected to change as additional investments are made. Data based on holdings as of February 15, 2026.

Top 10 holdings

#	Company	Allocation
1	Anthropic	20.7%
2	Databricks	17.7%
3	OpenAI	9.9%
4	Anduril	6.9%
5	Ramp	5.1%
6	SpaceX	5.0%
7	Epic Games	3.5%
8	Flock Safety	3.0%
9	dbt (Fivetran)	2.8%
10	Vanta	1.9%

See all holdings

All VCX holdings

as of 2/15/26

Company	Allocation
Anthropic	20.7%
Databricks	17.7%
OpenAI	9.9%
Anduril	6.9%
Ramp	5.1%
SpaceX	5.0%
Epic Games	3.5%
Flock Safety	3.0%
dbt	2.8%
Vanta	1.9%
Canva	1.8%
Loyal	1.5%
ServiceTitan (TTAN)	1.4%
Inspectify	1.1%
Visual Layer	0.9%
Handshake	0.6%
AI-LLM LLC	0.6%
Intercom	0.5%
Anyscale	0.5%
Rhino	0.3%
Immuta	0.2%
Ditto	0.2%
Hightouch	0.1%
Omni	0.1%
Risotto	0.1%
Luminos	0.1%
Stripe	0.1%
Gumloop	0.0%

Sector breakdown

Sector	Allocation
Artificial intelligence	43.8%
Data infrastructure	22.9%
Fintech	5.2%
Aerospace	5.0%
Gaming	3.5%
Vertical/Horizontal software	3.1%
Healthcare	1.5%
Prop tech	1.4%
Other (Net Cash*, Fixed income)	13.6%

Private/public breakdown

Type	Allocation
Private	85%
Public	1%
Other (Net Cash*, Fixed income)	14%

*Net of accrued liabilities and fund debt

Performance

Fundrise Innovation Fund (VCX)

3 months	YTD	1 year	Since inception
21.21%	13.43%	63.27%	84.44%

For periods ended 1/31/26. Returns shown are cumulative gross returns for the period presented. Returns are a sum of net asset value appreciation and dividends.

Hypothetical growth of $10,000

Hypothetical performance of investment between Jul 2022 and today with dividend reinvestment enabled. ***Past performance does not guarantee future results.***

Initial investment value	Total appreciation	Total distributions[1]	Current investment value
$10,000.00	$9,041.07	$225.92	$19,266.99



Value
Net return
VALUE
$19,266.99
CONTRIBUTION
$10,000.00
NET RETURN
$9,266.99
$20k
$19k
$18k
$17k
$16k
$15k
$14k
$13k
$12k
$11k
$10k
$9k
2023
2024
2025
2026

Past performance is not indicative of future results.

The performance assumptions shown in each of these charts are for illustrative purposes only, should not be relied on for any other purpose, and are not intended to reflect the actual experience of any individual investor. These values indicate returns based on net asset value and may not accurately reflect the amount that might be paid for your shares in a market transaction. Closed-end funds frequently trade at a discount to their net asset value.

Value chart: This chart shows the hypothetical growth of an investment in this offering over the period indicated, assuming dividend reinvestment.

Net return chart: This chart shows the hypothetical returns on an investment in this offering over the period indicated, assuming dividend reinvestment.

ONWARD PODCAST

Insights

Onward is a Fundrise podcast offering unique insights and perspectives from company co-founder and CEO Ben Miller and guests.

New

In case you missed it: Watch the first Innovation Fund Investor Day

Watch the full recording as our leadership team lays out the vision for our Public Venture Capital (PVC) fund.



Fundrise Innovation Fund (VCX) | Investor Day ...
FUNDRISE
Investor Da
FEB 26 | 2PM ET



VCX
ONWARD

IPO Roadshow: VCX is the public ticker for private tech
In this special video episode, CEO Ben Miller takes Cardiff through the launch of VCX.
Listen on Apple · Listen on Spotify



ONWARD

Will AI Surpass Us?
with Robert Nishihara, co-founder of AnyScale
Listen on Apple · Listen on Spotify



ONWARD

Are we vastly underestimating AI?
with Dwarkesh Patel
Listen on Apple · Listen on Spotify



ONWARD

Building a $1B startup without ego
with Christina Cacioppo
Listen on Apple · Listen on Spotify



ONWARD

From Bootstrap to Billion-Dollar Business
with Tristan Handy CEO of dbt Labs
Listen on Apple · Listen on Spotify



ONWARD

Data centers will be the largest investment in US history
with Kervin Pillay, former CTO of Cisco
Listen on Apple · Listen on Spotify

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

- Prospectus — PDF attachment
- Statement of Additional Information — PDF attachment
- Tender Offer Notice — PDF attachment
- December 31, 2024 Quarterly Portfolio Holdings — PDF attachment
- 2025 Annual Report — PDF attachment
- 2026 Semi-Annual Report — PDF attachment
- June 30, 2025 Quarterly Portfolio Holdings — PDF attachment
- Subscription Agreement — PDF attachment
- Innovation Fund Distribution Notice — PDF attachment
- Innovation Fund Distribution Notice Q2 Update — PDF attachment
- Innovation Fund Additional Information Statement - Feb. 2026 — PDF attachment
- Proxy Statement - February 2026 — PDF attachment
- 2025 Tax Form 8937 — PDF attachment

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Email address

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There are no guarantees investment holdings of the Fundrise Innovation Fund will be successful or perform similarly to the company featured. Nothing on this website should be considered an offer, solicitation of an offer, or advice to buy or sell securities.

The Fund is a non-diversified closed-end investment company registered under the Investment Company Act of 1940, as amended. Investing in Shares is speculative and involves substantial risks. You should purchase Shares of the Fund only if you can afford a complete loss of your investment. Any historical returns, expected returns or probability projections are hypothetical in nature and may not reflect actual future performance. Account holdings are for illustrative purposes only and are not investment recommendations. Closed-end funds frequently trade at a discount to their net asset value.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the fund. To obtain fund performance click here. The fund's most recent schedule of investments is available here.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

Fund shares are not guaranteed or endorsed by any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation. Shares of a non-diversified fund may rise and fall more than the value of shares of a fund that invests in a broader range of securities.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

By using this website, you accept our Terms of Service and Privacy Policy. The originating advertising material was sponsored and paid for by the Fundrise Innovation Fund, LLC. The originating advertising material is a paid endorsement. Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

© 2026 Fundrise Innovation Fund, LLC. All rights reserved.

Instagram Carousels

03/03/26

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Every Financial Revolution Started the Same Way
VCX
fundrise · Follow
fundrise The number of U.S. public companies has been cut in half since 1996. The biggest companies being built today — SpaceX, OpenAI, Anthropic — aren't on the stock market. Where does that leave everyday investors? Find out more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that
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Every Financial Revolution Started the Same Way
VCX
fundrise · Follow
Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
4d
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Mutual Funds Made Investing Possible for Millions
Before the 1940s, buying stocks meant calling a broker, paying steep commissions, and building your own portfolio. The mutual fund industry changed that. By pooling capital across securities, funds gave ordinary Americans a way in for the first time. The investing population grew from 7 million to 17 million in a single decade.[1]
fundrise · Follow
fundrise The number of U.S. public companies has been cut in half since 1996. The biggest companies being built today — SpaceX, OpenAI, Anthropic — aren't on the stock market. Where does that leave everyday investors? Find out more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially
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Mutual Funds Made Investing Possible for Millions
Before the 1940s, buying stocks meant calling a broker, paying steep commissions, and building your own portfolio. The mutual fund industry changed that. By pooling capital across securities, funds gave ordinary Americans a way in for the first time. The investing population grew from 7 million to 17 million in a single decade.[1]
fundrise · Follow
their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
4d
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Index Funds and ETFs Opened Public Markets to Everyone Else
Vanguard's index funds eliminated the need for stock-picking. SPDR, iShares, and Invesco QQQ turned those funds into exchange-traded products anyone could buy or sell in seconds. The investor population grew from 25 million in 1970 to 193 million today.[1 2] Each innovation stripped out another layer of cost, complexity, and gatekeeping — for public markets.
fundrise The number of U.S. public companies has been cut in half since 1996. The biggest companies being built today — SpaceX, OpenAI, Anthropic — aren't on the stock market. Where does that leave everyday investors? Find out more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially
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fundrise · Follow
Index Funds and ETFs Opened Public Markets to Everyone Else
Vanguard's index funds eliminated the need for stock-picking. SPDR, iShares, and Invesco QQQ turned those funds into exchange-traded products anyone could buy or sell in seconds. The investor population grew from 25 million in 1970 to 193 million today.[1 2] Each innovation stripped out another layer of cost, complexity, and gatekeeping — for public markets.
their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
4d
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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AMERICANS WHO OWN STOCKS
193M
Up from 7 million in 1950. Nearly all of them invest in public stocks and bonds. However, one asset class — the one that funded every major technology company of the last 30 years — remains almost entirely out of reach.
fundrise · Follow
fundrise The number of U.S. public companies has been cut in half since 1996. The biggest companies being built today — SpaceX, OpenAI, Anthropic — aren't on the stock market. Where does that leave everyday investors? Find out more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially
Liked by joncarden and 22 others
4 days ago
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Post

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AMERICANS WHO OWN STOCKS
193M
Up from 7 million in 1950. Nearly all of them invest in public stocks and bonds. However, one asset class — the one that funded every major technology company of the last 30 years — remains almost entirely out of reach.
fundrise · Follow
their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
4d
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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The Best-Performing Asset Class You Can't Access
Venture capital funded the companies that defined the last three decades of technology. Early-stage investors in Apple, Amazon, Google, and Meta earned returns that dwarfed public market benchmarks.[1] That value was captured almost exclusively by university endowments, sovereign wealth funds, and the ultra-wealthy. The other 193 million investors never got a seat at the table.
fundrise · Follow
fundrise The number of U.S. public companies has been cut in half since 1996. The biggest companies being built today — SpaceX, OpenAI, Anthropic — aren't on the stock market. Where does that leave everyday investors? Find out more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially
Liked by joncarden and 22 others
4 days ago
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Post

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The Best-Performing Asset Class You Can't Access
Venture capital funded the companies that defined the last three decades of technology. Early-stage investors in Apple, Amazon, Google, and Meta earned returns that dwarfed public market benchmarks.[1] That value was captured almost exclusively by university endowments, sovereign wealth funds, and the ultra-wealthy. The other 193 million investors never got a seat at the table.
fundrise · Follow
their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
4d
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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The Structure Explains Why
The standard VC model charges 2% annual management fees plus 20% carried interest on profits. Capital is locked for 7–10 years. There are no public reporting requirements. Access is restricted almost entirely to institutional investors. The model was designed for institutions — and it has never been redesigned for anyone else.
fundrise · Follow
fundrise The number of U.S. public companies has been cut in half since 1996. The biggest companies being built today — SpaceX, OpenAI, Anthropic — aren't on the stock market. Where does that leave everyday investors? Find out more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that
Liked by joncarden and 22 others
4 days ago
Add a comment...
Post

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The Structure Explains Why
The standard VC model charges 2% annual management fees plus 20% carried interest on profits. Capital is locked for 7–10 years. There are no public reporting requirements. Access is restricted almost entirely to institutional investors. The model was designed for institutions — and it has never been redesigned for anyone else.
fundrise · Follow
their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
4d
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Mutual funds, index funds, ETFs — every generation gained access to the asset class previously reserved for institutions. Venture capital is next.
fundrise · Follow
fundrise The number of U.S. public companies has been cut in half since 1996. The biggest companies being built today — SpaceX, OpenAI, Anthropic — aren't on the stock market. Where does that leave everyday investors? Find out more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that
Liked by joncarden and 22 others
4 days ago
Add a comment...
Post

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Mutual funds, index funds, ETFs — every generation gained access to the asset class previously reserved for institutions. Venture capital is next.
fundrise · Follow
their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
4d
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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What Changes When Venture Goes Public
A Public Venture Capital (PVC) fund invests in the same private tech companies as traditional VC — with professional management and institutional-grade deal flow. The difference is structure: daily liquidity instead of decade-long lockups, SEC reporting instead of opacity, and a flat fee instead of 2-and-20. No accredited investor requirement. No lockup period. No carried interest.
fundrise · Follow
fundrise The number of U.S. public companies has been cut in half since 1996. The biggest companies being built today — SpaceX, OpenAI, Anthropic — aren't on the stock market. Where does that leave everyday investors? Find out more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that
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What Changes When Venture Goes Public
A Public Venture Capital (PVC) fund invests in the same private tech companies as traditional VC — with professional management and institutional-grade deal flow. The difference is structure: daily liquidity instead of decade-long lockups, SEC reporting instead of opacity, and a flat fee instead of 2-and-20. No accredited investor requirement. No lockup period. No carried interest.
fundrise · Follow
their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
4d
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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VCX
BY FUNDRISE
THE PUBLIC TICKER FOR PRIVATE TECH
getvcx.com
fundrise · Follow
fundrise The number of U.S. public companies has been cut in half since 1996. The biggest companies being built today — SpaceX, OpenAI, Anthropic — aren't on the stock market. Where does that leave everyday investors? Find out more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially
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VCX
BY FUNDRISE
THE PUBLIC TICKER FOR PRIVATE TECH
getvcx.com
fundrise · Follow
their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
4d
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Instagram Carousel #2

Slide #1

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The Stock Market Is Shrinking
The biggest companies being built today aren't on the stock market.
VCX
fundrise · Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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MARKET ANALYSIS
The Stock Market Is Shrinking
The biggest companies being built today aren't on the stock market.
VCX
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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fundrise · Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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The market is contracting while the economy expands
The number of publicly traded U.S. companies peaked at roughly 8,000 in 1996. Today there are fewer than 4,000.[1] Over the same period, the venture capital market grew from single-digit billions to $1.4 trillion.[2] In 2024, global private capital fundraising topped $2 trillion.[3] For tech companies alone, private markets raised roughly $400 billion last year — 10 to 20 times the amount raised through public offerings.

Bottom


fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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The market is contracting while the economy expands
The number of publicly traded U.S. companies peaked at roughly 8,000 in 1996. Today there are fewer than 4,000.[1] Over the same period, the venture capital market grew from single-digit billions to $1.4 trillion.[2] In 2024, global private capital fundraising topped $2 trillion.[3] For tech companies alone, private markets raised roughly $400 billion last year — 10 to 20 times the amount raised through public offerings.

Slide #3

Top


The public markets punish risk-taking
A single Kylie Jenner tweet wiped $1.3 billion from Snapchat's market cap.[1] Netflix reported a 0.1% dip in subscribers and lost a quarter of its value.[2] Amazon reported strong earnings and announced $200 billion in AI investment — and its stock dropped $200 billion.[3]
fundrise · Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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The public markets punish risk-taking
A single Kylie Jenner tweet wiped $1.3 billion from Snapchat's market cap.[1] Netflix reported a 0.1% dip in subscribers and lost a quarter of its value.[2] Amazon reported strong earnings and announced $200 billion in AI investment — and its stock dropped $200 billion.[3]
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Tesla survived. SpaceX learned.
Tesla went public at $1.7 billion and was nearly bankrupted three times before reaching $1.7 trillion.[1] SpaceX watched what happened to Tesla and chose to stay private.
fundrise · Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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Tesla survived. SpaceX learned.
Tesla went public at $1.7 billion and was nearly bankrupted three times before reaching $1.7 trillion.[1] SpaceX watched what happened to Tesla and chose to stay private.
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #5

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AMAZON IPO — 1997, YEAR 3
$438M
Amazon went public three years after founding at a $438 million valuation.[1] Public investors captured nearly all of its growth to $2.2 trillion. That kind of early access no longer exists.
fundrise • Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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AMAZON IPO — 1997, YEAR 3
$438M
Amazon went public three years after founding at a $438 million valuation.[1] Public investors captured nearly all of its growth to $2.2 trillion. That kind of early access no longer exists.
fundrise • Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #6

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Every generation goes public later — and investors get less
Facebook IPO'd at $100 billion in 2012. Public investors captured 93% of the value it would create.1 Uber went public at $82 billion in 2019 — roughly half its value was already baked in.2
fundrise · Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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Every generation goes public later — and investors get less
Facebook IPO'd at $100 billion in 2012. Public investors captured 93% of the value it would create.1 Uber went public at $82 billion in 2019 — roughly half its value was already baked in.2
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #7

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SPACEX — NEVER BEEN PUBLIC
$1.25T+
SpaceX is valued above $1.25 trillion and has never gone public.[1]
More than a trillion dollars of growth that ordinary investors never had access to.
fundrise • Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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SPACEX — NEVER BEEN PUBLIC
$1.25T+
SpaceX is valued above $1.25 trillion and has never gone public.[1]
More than a trillion dollars of growth that ordinary investors never had access to.
fundrise • Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #8

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The biggest tech wave in a generation is playing out behind closed doors
Anthropic is valued at $380 billion.[1] OpenAI at $840 billion.[2] Databricks at $134 billion.[3] These are among the most consequential companies being built right now. And by regulation, private companies are limited to just 2,000 investors.[4] The entire AI revolution is happening behind a wall that blocks ordinary investors from participating.
fundrise • Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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The biggest tech wave in a generation is playing out behind closed doors
Anthropic is valued at $380 billion.[1] OpenAI at $840 billion.[2] Databricks at $134 billion.[3] These are among the most consequential companies being built right now. And by regulation, private companies are limited to just 2,000 investors.[4] The entire AI revolution is happening behind a wall that blocks ordinary investors from participating.
fundrise • Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Fidelity democratized stock picking. Vanguard democratized indexing. ETFs democratized trading. Each wave expanded access and lowered costs. The private markets — where the next generation of great companies is being built — are the last major asset class still locked behind accreditation requirements and investor caps.
fundrise · Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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Fidelity democratized stock picking. Vanguard democratized indexing. ETFs democratized trading. Each wave expanded access and lowered costs. The private markets — where the next generation of great companies is being built — are the last major asset class still locked behind accreditation requirements and investor caps.
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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VCX
BY FUNDRISE
THE PUBLIC TICKER FOR PRIVATE TECH
fundrise · Follow
fundrise Every financial revolution followed the same pattern: mutual funds, index funds, ETFs — each one opened an asset class that was previously locked behind institutional walls. Venture capital is the last one standing. Learn how public venture capital is changing that at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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VCX
BY FUNDRISE
THE PUBLIC TICKER FOR PRIVATE TECH
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #1

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AI is Transforming Everything Except Your Portfolio.
Why AI makes public venture capital (PVCs) more important than ever
VCX
fundrise · Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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AI is Transforming Everything Except Your Portfolio.
Why AI makes public venture capital (PVCs) more important than ever
VCX
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #2

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Every tech wave has created more value than the last
The PC era generated $186 billion in market value. The internet: $646 billion. Mobile: $2.2 trillion. Cloud computing: $6.5 trillion. AI is projected at $21 trillion — 3.3x the cloud wave alone.¹ Each cycle has roughly tripled the one before it, and the pattern has held for four decades.
fundrise · Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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Every tech wave has created more value than the last
The PC era generated $186 billion in market value. The internet: $646 billion. Mobile: $2.2 trillion. Cloud computing: $6.5 trillion. AI is projected at $21 trillion — 3.3x the cloud wave alone.¹ Each cycle has roughly tripled the one before it, and the pattern has held for four decades.
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #3

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AI is coming for white-collar work
100 million U.S. workers — 60% of the workforce — hold jobs directly in the path of AI automation: customer service, marketing, legal research, software engineering, finance, and HR.[1] By 2030, an estimated 35% of all knowledge-work hours could be performed by AI.[2] Almost none of those workers have a way to invest in the companies driving this transformation.
fundrise • Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
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AI is coming for white-collar work
100 million U.S. workers — 60% of the workforce — hold jobs directly in the path of AI automation: customer service, marketing, legal research, software engineering, finance, and HR.[1] By 2030, an estimated 35% of all knowledge-work hours could be performed by AI.[2] Almost none of those workers have a way to invest in the companies driving this transformation.
fundrise • Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #4

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The Access Problem
fundrise · Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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The Access Problem
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #5

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The most valuable AI companies are all private
OpenAI. Anthropic. SpaceX. Databricks. None trade on a public exchange. Twenty years ago, companies at this scale would already be public. In 2024, more capital was raised for tech in private markets than public ones.[1] The total number of U.S. public companies has been declining for years.[2]
fundrise · Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
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The most valuable AI companies are all private
OpenAI. Anthropic. SpaceX. Databricks. None trade on a public exchange. Twenty years ago, companies at this scale would already be public. In 2024, more capital was raised for tech in private markets than public ones.[1] The total number of U.S. public companies has been declining for years.[2]
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #6

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U.S. INVESTORS
193M
Americans invest through brokerage accounts, 401(k)s, and IRAs.[1,2] Almost none have a way to own shares in the private AI companies reshaping their industries, their jobs, and their economy.
fundrise · Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
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U.S. INVESTORS
193M
Americans invest through brokerage accounts, 401(k)s, and IRAs.[1,2] Almost none have a way to own shares in the private AI companies reshaping their industries, their jobs, and their economy.
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Slide #7

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fundrise · Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
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Companies used to go public early. That era is over.
Amazon went public three years after founding at a $438 million valuation — now worth $2.2 trillion.[1] Nearly all that growth was captured by public investors. Facebook IPO'd after eight years at $100 billion.[2] SpaceX, founded in 2002, may go public at $1.25 trillion or more.[3] The wealth-creation window has shifted from public markets to private ones.

Bottom


fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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Companies used to go public early. That era is over.
Amazon went public three years after founding at a $438 million valuation — now worth $2.2 trillion.[1] Nearly all that growth was captured by public investors. Facebook IPO'd after eight years at $100 billion.[2] SpaceX, founded in 2002, may go public at $1.25 trillion or more.[3] The wealth-creation window has shifted from public markets to private ones.

Slide #8

Top


The question isn't whether AI will reshape the economy. It's who gets to own the companies doing the reshaping.
fundrise · Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
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The question isn't whether AI will reshape the economy. It's who gets to own the companies doing the reshaping.
fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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A new financial category is emerging: PVCs
Forcing companies public doesn't scale. Deregulating private markets won't help — top companies choose their investors carefully and require millions per check.[1] The structural answer is public venture capital: regulated funds that invest in private tech and trade on public exchanges, giving everyday investors access to a market previously reserved for institutions.
fundrise • Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
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A new financial category is emerging: PVCs
Forcing companies public doesn't scale. Deregulating private markets won't help — top companies choose their investors carefully and require millions per check.[1] The structural answer is public venture capital: regulated funds that invest in private tech and trade on public exchanges, giving everyday investors access to a market previously reserved for institutions.
fundrise • Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
4d 1 like Reply
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fundrise · Follow
fundrise AI is projected to create trillions in value, but nearly all of it is being captured in private markets that most investors can't access. 193 million Americans invest through brokerage accounts and 401(k)s — almost none can own shares in the private AI companies reshaping the economy. Learn more at getvcx.com.
More Info & Disclaimers
Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.
Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.
Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.
The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.
The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete.
Disclaimer continued in first comment.
VCX
BY FUNDRISE
THE PUBLIC TICKER FOR PRIVATE TECH
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fundrise · Follow
fundrise The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.
The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.
Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.
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VCX
BY FUNDRISE
THE PUBLIC TICKER FOR PRIVATE TECH
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Mar 3, 2026
Account: https://x.com/BenMillerise
Post URL: https://x.com/BenMillerise/status/2028997032094904790


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Brandon Jenkins reposted
Benjamin Miller
@BenMillerise
Democratize ownership.
VCX
BY FUNDRISE
The public ticker for private tech℠
VCX by Fundrise
From fundrise.com
7:52 PM · Mar 3, 2026 · 172 Views
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Mar 6, 2026
Account: https://x.com/GetVCX
Post URL: https://x.com/GetVCX/status/2029956210020000140
Video URL: https://x.com/i/status/2029956210020000140

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VCX by Fundrise
@GetVCX

VCX is The Public Ticker for Private Tech℠

Learn more at getvcx.com

VCX
BY FUNDRISE

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11:24 AM · Mar 6, 2026 · **4** Views

FUNDRISE

Invest in pre-listing VCX shares

Last week we announced our plan to make a small allocation of “unrestricted pre-listing” shares available to Innovation Fund shareholders ahead of the public listing.

We’re pleased to share that your window to invest is now open. You can invest using the link below, which will take you to the Fund’s offering page. Rest assured, any investment placed today is for *unrestricted* shares of the Fund, that will *not* be subject to the six-month lockup period.

Please note: Similar windows to invest have only lasted a few hours before being fully subscribed and we expect the same to be true here. We recognize this means that many investors will not be able to invest before the window is full, however our goal here is first and foremost to support a successful listing of the Fund, and second, to create a fair opportunity for all those who’d like to participate.

Your investment window is open now

Pre-listing shares are being offered on a first-come, first-served basis. We expect this window to only be open for a limited amount of time, and the maximum amount you can invest is $10,000.

Invest now →

Note: Investments cannot be submitted from IRA accounts.

While the shares are by definition unrestricted and able to be traded on day one, our belief is that the majority of Fundrise investors, like the Fund itself, are long-term holders more focused on achieving consistent strong performance vs. maximizing short-term profits.

If you have any questions, please feel free to reach out to support@fundrise.com.

The Fundrise Team

Investing in shares of Fundrise Innovation Fund, LLC (the “Fund”) is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the fund. To obtain fund performance click here. The fund's most recent schedule of investments is available here.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

The Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company that is currently operated as a “tender offer fund” but intends to list on the New York Stock Exchange.

The Fund’s portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund’s investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund’s investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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